FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
 Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE - AG
TSX – FR	August 27, 2012
Frankfurt – FMV

First Majestic Announces Appointment of VP of Exploration

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) is pleased to announce the appointment of Guillermo Lozano as Vice President of Exploration who will head all exploration activities at the Company’s growing portfolio of projects in Mexico.

First Majestic is pleased to create this new role of VP of Exploration for Mr. Lozano. He will lead a team consisting of the Regional Exploration Manager, the Operations Exploration Manager, the NI 43-101 Control Manager, the Mining Claims Manager and the Technical Services team, in addition to a staff consisting of over 50 geologists and over 100 support staff.

Mr. Lozano has over 30 years of experience in the mineral resource industry in Mexico with extensive experience in exploration, development and production including open pit and underground operations. Prior to joining First Majestic, Mr. Lozano was with Silver Standard Resources, Inc. for a period of 10 years holding the position of Country Manager for Mexico and later promoted to the senior management team as Exploration Director. Mr. Lozano has also worked as Country Manager for Canplats Resources Inc. and was part of the team who discovered the Camino Rojo deposit which was later sold to Goldcorp. Additionally, Mr. Lozano worked for Kennecott Corp. and the Peñoles group. He holds a B.Sc. degree in Geology from the National Polytechnic Institute in Mexico City, a Degree in M.Sc. Degree in Geology at the Missouri University at Columbia, and a MBA in Finance at the University of Texas at El Paso, in addition to a partial Ph.D. in Geology also at the University of Texas.

The Company’s 2012 exploration program, which Mr. Lozano is taking over, is budgeted for 133,758 metres of diamond drilling plus 10,000 line kms of Geophysics. First Majestic controls over 170,000 hectares of mineral rights in Mexico and currently has 21 active drill rigs across eleven silver projects.

Mr. Keith Neumeyer, President and CEO of First Majestic stated; “Mr. Lozano is a very well-known and respected Mexican geologist who we’re very pleased to appoint as VP of Exploration. His years of experience in both underground and open pit mining projects from green fields’ exploration to production will be a significant benefit in advancing and growing all of the First Majestic's projects.”

The Company’s exploration activities for the past eight years have been led by Mr. Florentino Muñoz who has decided to retire for personal family reasons. His duties as Director of Exploration are becoming a part of a newly restructured geological department which is being designed to effectively manage a growing portfolio and the technological systems that are currently being implemented as part of First Majestic’s hiring of a Chief Information Officer in January. Mr. Muñoz will continue acting on an as needed basis as an exclusive consultant to the Company.

Mr. Keith Neumeyer, President and CEO of First Majestic; “wishes to take this opportunity on behalf of our shareholders and employees to express our appreciation and gratitude for the work performed by Florentino over the several years he worked with the Company. Mr. Muñoz managed one of the most aggressive and successful exploration programs in Mexico which resulted in one of the largest silver resources holders in the industry. We all thank Florentino for his hard work and dedication and our best wishes go out to him in his retirement.”

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “ expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.